SUB-ITEM 77(C)
MATTERS SUBMITTED TO SHAREHOLDER VOTE


         The shareholders of Rydex Variable Trust (the "Trust"), approved the following by unanimous consent on or about April 30 2004:

(1) The Investment Advisory Agreement between the Rydex Variable Trust and PADCO Advisors II, Inc.; (2) the Investment Sub-Advisory Agreement between PADCO Advisors II, Inc. and Clarke Lanzen Skalla Investment Firm, LLC.; (3) Cory A.Colehour, J. Kenneth Dalton, John O. Demaret, Patrick T. McCarville, Roger Somers and Carl G. Verboncoeur as trustees of the Trust; and (4) the change of investment objective from a fundamental to a non-fundamental policy for the Nova Fund, the Ursa Fund, the OTC Fund, The U.S. Government Bond Fund and the Juno Fund.